June 28, 2001






Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:  Hewlett-Packard Company
     Commission File No. 1-4423
     Annual Report on Form 11-K for
     The Tax Saving Capital Accumulation Plan

Ladies and Gentlemen:

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, I am transmitting on behalf of Hewlett-Packard Company its Annual Report on Form 11-K for the Tax Saving Capital Accumulation Plan for the fiscal year January 1, 2000 to December 31, 2000.

                                       Very truly yours,


                                       /s/ ANN O. BASKINS
                                       -------------------
                                       ANN O. BASKINS
                                       Vice President
                                       General Counsel and
                                       Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                    FORM 11-K


                                   (Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         For the transition period from
                          ____________ to ____________


                         Commission File Number: 1-4423


  A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                             HEWLETT-PACKARD COMPANY
                      TAX SAVING CAPITAL ACCUMULATION PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             HEWLETT-PACKARD COMPANY
                               3000 HANOVER STREET
                           PALO ALTO, CALIFORNIA 94304

                              REQUIRED INFORMATION

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                        Page
                                                                        ----
Independent Accountants' Report........................................   1

Financial Statements:

Statements of Net Assets Available for Benefits........................   2

Statements of Changes in Net Assets Available for Benefits.............   3

Notes to Financial Statements..........................................   4

Supplemental Schedule as of December 31, 2000:

Schedule of Assets Held for Investment Purposes........................   11


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Participants and Administrator of The Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

We have audited the financial statements of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the Plan) as of December 31, 2000, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedule of the Plan as of and for the year ended December 31, 1999, and in their report dated June 15, 2000, they expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/  MOHLER, NIXON & WILLIAMS
                                       -----------------------------
                                       MOHLER, NIXSON & WILLIAMS
                                       Accountancy Corporation
                                       Campbell, California
                                       May 11, 2001

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)
--------------------------------------------------------------------------------

                                                        FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                        ------------------

                                                     2000              1999
                                                   ---------------------------

Assets:
 Investments, at fair value:
 Mutual Funds                                   $  2,675,666     $  4,826,945
 Hewlett-Packard Company Common Stock                815,759        1,882,709
 Agilent Technologies, Inc. Common Stock             198,452
 Loans receivable from participants                   58,835           93,195
                                                      ------           ------


    Total investments                              3,748,712        6,802,849
                                                   ---------        ---------


 Receivables:
 Receivable from Hewlett-Packard Company              12,781           17,132
 Receivable from brokers for securities sold             671           24,654
 Interest and dividend income receivable               2,148            2,801
                                                       -----            -----


    Total receivables                                 15,600           44,587
                                                      ------           ------

    Total assets                                   3,764,312        6,847,436
                                                   ---------        ---------

Liabilities:
 Payable to brokers for securities purchased             850            4,624
                                                         ---            -----

    Total liabilities                                    850            4,624
                                                         ---            -----

          Net assets available for benefits     $  3,763,462     $  6,842,812
                                                  ==========       ==========


  See notes to financial statements.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)
--------------------------------------------------------------------------------

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                       ------------------
                                                     2000              1999
                                                 ------------------------------

Contributions:
  Cash
    Employees                                   $    325,003     $    315,481
    Company                                          130,661          122,236
  Non-cash
    Employees                                          2,476           34,524
    Company                                                4           24,757

Transfer of net assets from the
  Verifone, Inc. 401(k)Retirement
   Savings and Investment Plan                                         54,198

Investment income:
  Net realized and unrealized appreciation
   (depreciation) in fair value of investments    (1,067,022)       1,259,405
  Interest and dividend income                       239,875          379,001
                                                     -------          -------


        Total additions                             (369,003)       2,189,602
                                                    --------        ---------


Benefits paid to participants                       (466,735)        (300,654)
Transfer of net assets to the
   Agilent Technologies, Inc. 401(k) Plan         (2,243,612)
                                                   ----------           ------


        Total deductions                          (2,710,347)        (300,654)
                                                  -----------        ---------

        Net increase (decrease)                   (3,079,350)       1,888,948

Net assets available for benefits:

        Beginning of year                          6,842,812        4,953,864
                                                   ---------        ---------

        End of year                             $  3,763,462     $  6,842,812
                                                  ==========       ==========


See notes to financial statements.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

PURPOSE AND PLAN BENEFITS
The purpose of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Institutional Retirement Services Company (Fidelity) provides record keeping and investment management for the Plan. Fidelity Management Trust Company provides trustee services for the Plan. The Company determines eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

ELIGIBILITY
Employees who are eligible to participate in the Plan include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees of the Company.

EMPLOYEE CONTRIBUTIONS
All employees who were hired on or after February 1, 1998 are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company.

Participating employees may have from 1% to 20% of their salary deferred by the Company through payroll deductions and have contributions made directly to their 401(k) account. Employee contributions are deposited into the trust account after the end of each semi-monthly pay period.

COMPANY CONTRIBUTIONS
The Company contributes to the employee's 401(k) account a percentage of the amount which has been deferred and contributed by the employee. The Company contributes an amount equal to the employee's deferral for the first 3% of salary deferred and an amount equal to half of the employee's deferral for the next 2% of salary deferred. The Company matching contribution is deposited into the individual employee's 401(k) account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31.

The Company may guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to non-highly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. Minimum contributions were guaranteed for the 2000 Plan year.

VESTING
Participants are one hundred percent vested in the Plan at all times.

PARTICIPANT ACCOUNTS
Participants can invest their account balance and/or future contributions in any combination of sixteen investment options offered by the Plan. Participant accounts that are established at the three percent deferral default for new hires will have their contributions invested in the fund designated as the Plan default fund until the participant makes a change to that investment election. On March 1, 1999, the default fund became the Fidelity Institutional Money Market Fund. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments.

All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Fifteen of the sixteen investment options are mutual funds of registered investment companies. The Hewlett-Packard Company Stock Fund is an investment option consisting primarily of the Company's stock. The Transitional Agilent Technologies Stock fund is an investment option consisting primarily of Agilent Technologies, Inc. common stock and is a frozen fund. The sixteen investment fund options and one frozen fund are:

FIDELITY INSTITUTIONAL MONEY MARKET FUND
A fund comprised of investments in the Fidelity Institutional Money Market Fund. Investments are made in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

FIDELITY INTERMEDIATE BOND FUND
A fund comprised of investments in the Fidelity Intermediate Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

PIMCO TOTAL RETURN FUND
A fund comprised of investments in the PIMCO Total Return Fund. The fund invests primarily in debt securities, including U.S. government securities, corporate bonds and mortgage-related securities. Portfolio duration generally ranges from three to six years.

DOMINI SOCIAL EQUITY FUND
A fund comprised of investments in the Domini Social Equity Fund. The fund invests in all the stocks that make up the Domini Social Index, in approximately the same proportions as they are represented in the Index. The Index is comprised of approximately 400 companies that meet certain social criteria.

FIDELITY CONTRAFUND
A fund comprised of investments in the Fidelity Contrafund. The investment manager invests mainly in U.S. and foreign common stocks believed to be undervalued or out of favor.

FIDELITY GROWTH & Income Portfolio
A fund comprised of investments in the Fidelity Growth & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities that currently pay dividends, or that carry the potential for increased earnings.

FIDELITY MAGELLAN FUND
A fund comprised of investments in the Fidelity Magellan Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock with the objective of seeking to increase the value of the investment over the long term through capital appreciation.

HARBOR CAPITAL APPRECIATION FUND
A fund comprised of investments in the Harbor Capital Appreciation Fund. Investments are made in equity securities of established companies with above-average potential for growth.

ICAP EQUITY PORTFOLIO
A fund comprised of investments in the ICAP Equity Portfolio. The fund invests primarily in domestic equities of market capitalization of at least $500 million. The fund attempts to achieve a total return greater than the S&P 500 Index with an equal or lesser degree of risk.

VANGUARD INSTITUTIONAL PLUS SHARES INDEX FUND
A fund comprised of investments in the Vanguard Institutional Plus Shares Index Fund. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks.

JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO
A fund comprised of investments in the Janus Aspen Series Worldwide Growth Portfolio. The fund invests primarily in foreign and domestic companies, and investments are usually spread across at least five different countries, including the United States.

FIDELITY LOW-PRICED STOCK FUND
A fund comprised of investments in the Fidelity Low-Priced Stock Fund. The fund invests primarily in equity securities that are priced at $35 per share or less. The stocks purchased are considered to be undervalued and out of favor with other investors yet offer the possibility of significant growth.

MAS MID CAP GROWTH PORTFOLIO
The fund invests primarily in common stocks of small to mid-sized companies with market capitalizations between $500 million and $3 billion that are growing rapidly and that are expected to continue to grow. Because of the small to mid-sized growth oriented nature of the companies that the fund invests in, the fund's market price will undoubtedly experience more volatility than the market in general.

SPARTAN EXTENDED MARKET INDEX FUND
The fund seeks investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies. At least 80% of the fund's assets are invested in common stocks included in the Wilshire 4500 Index. The Index includes the companies represented in the Wilshire 5000 Index less those in the S&P 500 Index.

TEMPLETON FOREIGN FUND A
A fund comprised of investments in the Templeton Foreign Fund A. This investment is a growth mutual fund that invests internationally. It seeks to increase the value of the investments over the long term through capital growth. The mutual fund is invested primarily in common stocks, and can invest in any developed or developing foreign country.

HEWLETT-PACKARD COMPANY STOCK FUND
A fund comprised primarily of Hewlett-Packard Company common stock purchased on the open market or contributed by the Company. The fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

TRANSITIONAL AGILENT TECHNOLOGIES STOCK FUND
A fund comprised primarily of Agilent Technologies, Inc. common stock received by the Plan in connection with the establishment of Agilent Technologies, Inc. (see Note 7). The fund also includes a minor investment in the Fidelity Institutional Money Market Fund. Employee contributions and account balance transfers into the fund are prohibited.

LOANS AND DISTRIBUTIONS
Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the selected fund and recognizing a loan receivable from the participant. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan. Loans outstanding at December 31, 2000 carried interest rates which ranged from 7.0% to 11.0%.

Benefits are payable in a lump sum. Certain participants from particular companies acquired by the Company may elect to take their benefits as an annuity or in installments.

PLAN TERMINATION
Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination will be nonforfeitable. Benefits will continue to be distributed in accordance with the Plan and the trustee will continue in its capacity until all assets of the Plan have been distributed to the participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Sales and purchases are recorded on the trade date. Loans to participants are valued at their outstanding principal amount, which approximates fair value. Benefits are recorded when paid.

All direct administrative expenses are absorbed by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.

NOTE 3 - CONTRIBUTIONS

Employee and Company contributions are made in cash for all funds except the Hewlett-Packard Company Stock Fund (Stock Fund). Contributions to the Stock Fund are made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $2,476,000 and $34,524,000 in 2000 and 1999, respectively. Stock contributions attributable to Company contributions totaled $4,000 and $24,757,000 in 2000 and 1999, respectively. Contributions of Hewlett-Packard Company common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.

NOTE 4 - INVESTMENTS

The number of shares of Hewlett-Packard Company common stock in the Stock Fund was 25,845,834 and 16,524,053 at December 31, 2000 and 1999, respectively. The Stock Fund assigns units of participation to those participants with account balances in this fund. The total number of units in the Stock Fund at December 31, 2000 and 1999 was 17,806,828 and 23,010,826, respectively, and the net asset value per unit was $46.35 and $83.20 at these dates.

The following investments represent 5% or more of the Plan's net assets at December 31:


                                                    2000              1999
                                                    ----              ----

Hewlett-Packard Company common stock          $  815,759,000   $  1,882,709,000
Fidelity Magellan Fund                           905,759,000      1,759,996,000
Fidelity Contrafund                              328,069,000        639,771,000
Fidelity Institutional Money Market Fund         252,956,000        549,398,000
Fidelity Growth & Income Portfolio               247,151,000        469,583,000
Spartan U.S. Equity Index Fund                                      474,043,000
Vanguard Institutional Plus Shares Index Fund    237,406,000
Agilent Technologies, Inc. common stock          198,452,000

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:


                                                  2000                 1999
                                                  ----                 ----

Mutual Funds                               ($   423,023,000)   $    454,555,000
Agilent Technologies, Inc. common stock          50,381,000
Hewlett-Packard Company common stock           (694,380,000)        804,850,000
                                              --------------       ------------

                                           ($ 1,067,022,000)   $  1,259,405,000
                                           =================   ================

FUNDS
During the year, one fund was replaced with a new fund with similar attributes: effective November 1, 2000, the Spartan U.S. Equity Index Fund was replaced by the Vanguard Institutional Plus Shares Index Fund.

NOTE 5 - TAXES

The Company received a favorable determination letter from the Internal Revenue Service dated August 2000 for amendments to the Plan through July 1999. The Plan has been subsequently amended; however, the Company's management is of the opinion that the Plan and the trust, which forms a part of the Plan, have been maintained in accordance with Section 401(a) of the Internal Revenue Code, and therefore it is believed that the Plan continues to be qualified. Accordingly, there has been no provision for federal or state income tax.

Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by an affiliate of Fidelity Management Trust Company, the Plan trustee, and therefore these transactions qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 7 - ESTABLISHMENT OF AGILENT TECHNOLOGIES, INC.

On March 2, 1999, the Company announced its intention to launch a new company, subsequently named Agilent Technologies, Inc. (Agilent Technologies), through a distribution of Agilent Technologies'common stock to the Company's stockholders in the form of a tax-free spin-off. The Company distributed its interest in Agilent Technologies to the Company's stockholders on June 2, 2000.

In conjunction with this transaction, Agilent Technologies established the Agilent Savings Accumulation Plan (the Agilent Plan) and a trust to hold the assets of this plan. The Agilent Plan is qualified pursuant to Section 401(a) and 401(k) of the Internal Revenue Code. The Agilent Technologies employees continued to participate in the Plan through June 1, 2000. On June 2, 2000, Agilent Technologies employees eligible to participant in the Agilent Plan began to participate in that plan. Also, effective June 2, 2000, the Plan assets for the participants in the Agilent Plan who had been participants in the Plan were transferred to the Agilent Plan in accordance with an Employee Matters Agreement dated August 12, 1999.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN [PLAN 004]
EMPLOYER IDENTIFICATION # 94-1081436

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
(in thousands)
--------------------------------------------------------------------------------

        Identity of issue, borrower,                 Description                                 Current
          lessor or similar party                   of investment                                 value
        ----------------------------                -------------                                -------

     Fidelity Management Trust Company     Harbor Capital Appreciation Fund                   $    140,317
     Fidelity Management Trust Company     ICAP Equity Portfolio                                    16,747
     Fidelity Management Trust Company     Templeton Foreign Fund Index                             55,720

     Fidelity Management Trust Company     Janus Aspen Series Worldwide Growth Portfolio           144,409
     Fidelity Management Trust Company     MAS Mid Cap Growth Portfolio                            169,994
     Fidelity Management Trust Company     PIMCO Total Return Fund                                  30,510

     Fidelity Management Trust Company     Domini Social Equity Fund                                24,307

     Fidelity Management Trust Company     Vanguard Institutional Plus Shares Index Fund           237,406
  *  Fidelity Management Trust Company     Fidelity Institutional Money Market Fund                252,956
  *  Fidelity Management Trust Company     Fidelity Magellan Fund                                  905,759
  *  Fidelity Management Trust Company     Fidelity Contrafund                                     328,069
  *  Fidelity Management Trust Company     Fidelity Growth & Income Portfolio                      247,151
  *  Fidelity Management Trust Company     Fidelity Intermediate Bond Fund                          78,372
  *  Fidelity Management Trust Company     Fidelity Low-Priced Stock Fund                           23,072
     Fidelity Management Trust Company     Spartan Extended Market Index                            20,877
  *  Hewlett-Packard Company               Hewlett-Packard Company common stock                    815,759
     Agilent Technologies, Inc.            Agilent Technologies, Inc. common stock                 198,452
  *  Various                               Participant loans with interest rates
                                             which range from 7.0 percent to 11.0 percent           58,835
                                                                                               -----------

                                                                                              $  3,748,712
                                                                                             =============



  *  Party-in-interest


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned therunto duly authorized.


Date: June 28, 2001



                                       HEWLETT-PACKARD COMPANY
                                       TAX SAVINGS CAPITAL ACCUMULATION PLAN

                                       /s/ ANN O. BASKINS
                                       ------------------
                                       ANN O. BASKINS
                                       Vice President
                                       General Counsel and
                                       Secretary

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS










                      TAX SAVING CAPITAL ACCUMULATION PLAN


                                  2000 EDITION










    This section is a "Summary Plan Description" as required by the Employee
                Retirement Income Security Act of 1974 (ERISA).


This section provides the highlights of the Plan, but it is far shorter and less technical than the official Plan documents. The official Plan documents are always used to determine when and what benefits will be provided under the Plan

                             ----------------------


YOU WILL FIND INFORMATION ABOUT:                                  ON PAGE:

What TAXCAP Offers You............................................    171

TAXCAP: A Participant-Directed Investment Plan....................    172

Required Information..............................................    173

General and Participant-Specific Investment Information...........    173

Who Can Participate In The Plan...................................    174

When You May Enroll In The Plan...................................    174

How Much You May Contribute.......................................    174

How Your Contributions Can Reduce Your Current Taxes..............    174

How Much HP Contributes...........................................    174

How Your TAXCAP Account Is Invested...............................    175

When Payouts Are Made.............................................    178

How You Can Borrow From Your Account..............................    180

Loan Prepayment...................................................    181

Loan Repayment While On Leave of Absence..........................    181

Loan Outstanding at Termination of Employment.....................    181

Special Rules For Acquisition Employees...........................    182

How To Make Changes Or Receive Your Money.........................    183

How To Claim Benefits.............................................    184

If A Claim Is Denied..............................................    184

How You Can Make Rollover Contributions...........................    184

What Circumstances Can Affect Your Benefits.......................    185

How The Plan Is Funded............................................    186


WHAT TAXCAP OFFERS YOU
----------------------

Your retirement income comes from three sources: HP retirement benefits, Social Security benefits and your personal savings. The Company offers the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (TAXCAP-- HP's 401(k) plan) as an integral part of the Hewlett-Packard Retirement Program to help you accumulate personal savings for retirement.

TAXCAP provides you with an incentive to save regularly for retirement on a pretax basis while receiving additional contributions from HP.

THE PLAN IN BRIEF

HP administers and sponsors TAXCAP. HP has full and final discretion to determine eligibility for participation and benefits, to interpret the Plan and to authorize certain transactions.

Fidelity Investments (Fidelity), a group of affiliated financial service companies, is the full-service provider for TAXCAP. Full service is a package which offers record keeping, trustee and investment management services, as well as employee communications. Headquartered in Boston, with 80 branches nationwide, Fidelity is one of the largest and best known investment management organizations in the country. As a leader in the mutual fund industry, Fidelity has developed both investment products and services that are now standard for the industry.

If you are a regular full-time or regular part-time employee, you are automatically enrolled in TAXCAP on your date of hire unless you decline participation by electing a zero contribution rate. If you decline participation, you may join TAXCAP in any subsequent pay period.

If you are automatically enrolled in TAXCAP when you are hired, your contribution rate is 3 percent of your pay. You may increase or decrease your contribution rate in any pay period. If you do not specify an investment election, your contributions will be invested in the Institutional Money Market Fund.

Under TAXCAP, you can elect to have HP contribute up to 20 percent of your pay into your TAXCAP account through payroll deductions subject to an annual limit set by the IRS--$10,500 in 2001, (and see How Your Contributions May Be Limited in this section on page 185).

 HP makes a matching contribution of $1 for every $1 you contribute of the first 1 percent, 2 percent or 3 percent of your pay. HP makes a matching contribution of $.50 for every $1 you contribute on the next 2 percent of your pay. Contributions above 5 percent of your pay are not matched by HP. In some instances, matching contributions may be limited. See How Your Contributions May Be Limited in this section on page 185.

TAXCAP accounts are invested in seventeen options: six mutual funds from the Fidelity family of funds, one Fidelity institutional fund, eight mutual funds outside the Fidelity family of funds, plus the HP Stock Fund and Transitional Agilent Technologies Stock Fund. You may choose to invest in any of these options except the Transitional Agilent Technologies Stock Fund. These options reflect risk versus investment return opportunities ranging from conservative to aggressive.

Saving in TAXCAP reduces your current income taxes. This is because contributions to your TAXCAP account are made before federal and most state income taxes are calculated. In addition, you do not pay any taxes on amounts in your account as long as they remain in TAXCAP.

TAXCAP is offered to help you meet your long-range retirement goals. Your full account value can be paid when you leave HP or die. Because of the tax advantages the Plan offers you, the government limits withdrawals of your account before these events. While you are an active employee, you can make in-service withdrawals either after you reach age 59 1/2 or for reasons of hardship. You can also borrow money from your account while you are an active employee.

The following pages describe the main provisions of TAXCAP. The ERISA and Other Information section of this book contains administrative details and other information about the Plan.

The following special terms used to describe the provisions of the Plan are more fully defined in the Glossary:

         Fiscal Quarter
         Fiscal Year
         Pay
         Pension Benefit Guaranty Corporation (PBGC)
         TAXCAP
         Vested

TAXCAP: A PARTICIPANT-DIRECTED INVESTMENT PLAN
----------------------------------------------

TAXCAP requires that you decide how the assets in your account are invested. TAXCAP is intended to be a "404(c) plan" which means that it is described in
Section 404(c) of ERISA and Section 2550.404(c)-1 of Title 29 of the Code of Federal Regulations. Plan fiduciaries of a 404(c) plan like TAXCAP are not liable for losses that are the direct and necessary result of your investment instructions. The following information is given to you so that TAXCAP will comply with Section 404(c) and applicable regulations under ERISA

REQUIRED INFORMATION         DESCRIPTION OF INFORMATION OR SOURCE
-----------------------------------------------------------------

Investment Alternatives      See pages 175-177 of this HP Benefits Summary.
                             Information is also available on the Fidelity
                             NetBenefits Web site at www.401k.com. Also see
                             mutual fund prospectuses mailed to your home upon
                             request from Fidelity's TAXCAP Line Toll-free at
                             (800) 457-4015 and when you first invest in a
                             mutual fund.

Investment Managers          Fidelity Management and Research Company serves as
                             an advisor to the Fidelity mutual funds offered
                             under TAXCAP (except the HP Stock Fund and the
                             Transitional Agilent Technologies Stock Fund).
                             Templeton Worldwide Incorporated serves as advisor
                             to the Templeton Foreign Fund A. Pacific Investment
                             Management Company serves as advisor to the PIMCO
                             Total Return Fund (Institutional Shares). Domini
                             Social Investments, LLC and Mellon Equity
                             Associates serve as advisor and manager,
                             respectively, of the Domini Social Equity Fund.
                             Harbor Capital Advisors, Inc., and Jennison
                             Associates Capital Corporation serve as advisor
                             and sub-advisor, respectively, of the Harbor
                             Capital Appreciation Fund. Institutional Capital
                             Corporation serves as advisor to the ICAP Equity
                             Portfolio.  Janus serves as advisor to the Janus
                             Aspen Series Worldwide Growth Portfolio. Miller
                             Anderson and Sherrerd, LLP serves as advisor to the
                             MAS Mid Cap Growth Portfolio. Vanguard Group serves
                             as advisor to the Vanguard Institutional Index Plus
                             Shares Fund.

Investment Instructions      See page 174 WHEN YOU MAY ENROLL IN THE PLAN and
By Participant               page 174 FUND INFORMATION of this HP Benefits
                             Summary.

Transaction Fees in          There are no transaction fees imposed on the
Connection With Purchase     purchase, sale or exchange of the investment
or Sale of Investment        alternatives in TAXCAP except for the Fidelity Low-
Alternatives                 Priced Stock Fund and the Spartan Extended Market
                             Index, both of which carry a short-term trading fee
                             if shares are held less than 90 days.  See the
                             mutual fund prospectuses for the trading fee and
                             operating expenses imposed within each mutual fund.

                                      -16-


Funds Prospectus on          After the initial investment in a TAXCAP investment
Initial Investment           alternative (other than the HP Stock Fund and
                             Transitional Agilent Technologies Stock Fund),
                             Fidelity will mail a copy of the most recent fund
                             prospectus to the participant.

Investment Alternative       Fidelity Management Trust Company, the TAXCAP,
Voting Rights                Trustee will mail the notice of meetings and all
                             proxy solicitation materials relating to voting,
                             tender or similar rights to each participant
                             invested in a TAXCAP investment alternative (other
                             than the HP Stock Fund and the Transitional Agilent
                             Technologies Stock Fund) to the extent voting
                             rights in the mutual fund are available to fund
                             investors. The procedures for voting HP and
                             Transitional Agilent Technologies Stock are
                             described in the trust agreements underlying each
                             of their 401(k) plans and are available upon
                             request from HP or Agilent.

HP/Agilent Stock Fund-       Information regarding the purchase, holding and
Purchase, Holding,           sale of HP stock and Transitional Agilent
Sale and Voting of           Technologies stock and the exercise of voting,
HP/Agilent Stock (See page   tender and similar rights with respect to HP stock
173 for description of HP    and Transitional Agilent Technologies stock by
Stock Fund and Transitional  participants is maintained under procedures
Agilent Technologies Stock   intended to safeguard confidentiality. The
Fund.)                       purchase, holding and sale of HP stock and
                             Transitional Agilent Technologies stock is governed
                             by the procedures described in this HP Benefits
                             Summary at page 171 WHEN YOU MAY JOIN THE PLAN and
                             at page 174 FUND INFORMATION. Voting, tender and
                             similar rights with respect to HP stsock and
                             Transitional Agilent Technologies stock are passed
                             through to participants and these rights are
                             exercised onfidentially as with any HP and Agilent
                             Technologies shareholder. The procedures for voting
                             HP and Transitional Agilent Technologies stock are
                             described in the trust agreements underlying each
                             of their 401(k) plans and are available upon
                             request from HP or Agilent. These procedures are
                             monitored and carried out by:

                             1. Fidelity Management Trust Company, as a plan fiduciary and TAXCAP trustee
                                  82 Devonshire Street
                                  Boston, Massachusetts 02109
                                  Telephone: (800) 457-4015

                             2.   Computershare Investor Services, as HP's and
                                  Agilent Technologies' stock transfer agent and agent of the TAXCAP Trustee
                                  P.O. Box 1689
                                  Chicago, Illinois 60690-1689
                                  Telephone: (800) 286-5977

REQUIRED INFORMATION         DESCRIPTION OF INFORMATION OF SOURCE
-----------------------------------------------------------------
General and Participant-    General and participant-specific investment
Specific Investment         information is provided by Fidelity Investments,
Information                 82 Devonshire Street, Boston, Massachusetts, 02109
                            The following information sources can be requested
                            from Fidelity by phone at the TAXCAP Line Toll-free
                            at (800) 457-4015.

                                            Information Sources
                                            -------------------

                            Mutual Fund     Mutual Fund    Fidelity NetBenefits
                             Prospectus       Annual/        Web site and the
                                          Semiannual Report   Fidelity TAXCAP
                                                              Automated Phone
                                                                  Service

A. Annual Operating Expenses     X
   of Available Investment
   Alternatives

B. Copies of Prospectuses        X                                     X

C. Copies of Financial                            X
   Statements and Reports of
   Available Investment
   Alternatives

D. List of Assets in the                          X
   Portfolio of Available
   Investment Alternatives

E. Value of Shares/Units in      X                X                   X
   Available Investment
   Alternatives

F. Past and Current Investment   X                                    X
   Performance of Available
   Investment Alternatives

G. Value of Shares/Units in                                           X
   Designated Investment
   Alternatives in
   Participant's Account

WHO CAN PARTICIPATE IN THE PLAN
-------------------------------

You are eligible to participate in TAXCAP if you are a regular full-time or regular part-time employee on the U.S. payroll except employees in Puerto Rico. You are not eligible to participate in TAXCAP if you are classified in any other employment status. If you meet the eligibility requirements, enrollment is automatic when you are hired unless you decline participation by electing a zero contribution rate.

WHEN YOU MAY ENROLL IN THE PLAN
-------------------------------

You will be automatically enrolled in TAXCAP on your date of hire unless you decline participation by electing a zero contribution rate. If you decline participation when you are hired, you may enroll in any subsequent pay period.

Newly hired employees can enroll in TAXCAP using the Fidelity New Hire Enrollment Tool. When you enroll, you must enter your desired contribution rate and specify the investment mix you want, both in whole percent increments. Investment mixes must total 100 percent. Once you have enrolled in TAXCAP, your participation will begin as soon as administratively feasible thereafter.

At any time after receipt of your first earnings statement, you can use the Fidelity NetBenefits Web site www.401k.com or call the Fidelity TAXCAP line Toll-free at (800) 457-4015 to change your contribution rate or your investment elections.

YOUR BENEFICIARY

Once you enroll, you should also name a beneficiary to receive your TAXCAP benefits at your death. A TAXCAP Beneficiary Form, OFIS Form No. 0070 is available on the @hp portal.

If you do not designate a beneficiary and you are married when you die, your spouse will automatically be your sole beneficiary. If you wish to name someone other than your spouse as primary beneficiary for any part of your TAXCAP benefit, federal law requires that you obtain your spouse's written consent. The spouse's written consent must be given on the beneficiary form. This consent must be witnessed by a notary public. If your spouse does not provide consent, the full value of your account will be paid to your spouse in the event of your death, regardless of whom you have named as beneficiary. If you remarry, any previous consent is no longer valid and you must obtain your new spouse's consent. To change your beneficiary, you must complete a new beneficiary form and submit it as instructed on the form.

If you do not name a beneficiary--or if your beneficiary is not living at the time of your death--payment of your TAXCAP account will be made, in the following order, to:

         your surviving spouse/Domestic Partner

         your surviving children-in equal portions

         your surviving parents-in equal portions

         your estate

HOW MUCH YOU MAY CONTRIBUTE
---------------------------

You may contribute up to 20 percent of your pay (but see HOW YOUR CONTRIBUTIONS MAY BE LIMITED in this section on page 185). Generally, pay is your regular wage or salary. Pay is defined more completely in the GLOSSARY Section on page 213.

You may change your contribution rate in any pay period. You can stop your contributions at any time. However, when your contributions stop, so does the company match. Once you have stopped, you can resume your contribution in any subsequent pay period. Your contributions are paid into the trust and invested in your designated investment alternatives as soon as administratively feasible on or after the scheduled HP payday.

HOW YOUR CONTRIBUTIONS CAN REDUCE YOUR CURRENT TAXES
Federal and most state income taxes are based on the portion of your pay remaining after your contributions have been taken. Therefore, participating in TAXCAP lowers your current federal taxable income and possibly lowers current state and local taxable income.

FOR  EXAMPLE:  Assume your annual pay is $35,000 and you elect to  contribute 6 percent to TAXCAP. Your annual contribution will be $2,100. Although your actual pay is $35,000, your taxable pay will be $32,900. This is because you are contributing $2,100 to TAXCAP before taxes.

Currently, the state of Pennsylvania and some cities are the only tax-levying entities that consider your contributions to be part of your taxable income. Your contributions are also subject to FICA (Social Security withholding tax).

HOW MUCH HP CONTRIBUTES
-----------------------

HP makes matching contributions of $1 for every $1 you contribute of the first 1 percent, 2 percent or 3 percent of your pay. HP makes matching contributions of $.50 for every $1 on the next 2 percent you contribute to the Plan. Contributions above 5 percent are not matched by HP. You do not pay any income taxes on HP's contributions until you receive them from the Plan. (But see How Your Contributions May Be Limited in this section on page 185.)

YOUR CONTRIBUTIONS                      HP CONTRIBUTIONS
------------------                      ----------------

   1 percent of your pay                1 percent of your pay
   2 percent                            2 percent
   3 percent                            3 percent
   4 percent                            3 1/2 percent
   5 percent or more                    4 percent

HP's contributions are calculated on a per pay period basis and are paid into the trust and invested in your designated investment alternatives after the end of each fiscal quarter. HP's contributions will be added to your account if you:

        Are an employee on the last business day of the fiscal quarter.

        Retired from HP during the fiscal quarter at age 55 or older with at least 15 years of service, as defined in the Retirement Plan.

        Died during the fiscal quarter.

HP may commit to making minimum contributions to TAXCAP for a calendar year in advance of the time they are otherwise due. This commitment will be allocated to both your contributions and the HP matching contributions.

HOW YOUR TAXCAP ACCOUNT IS INVESTED
-----------------------------------

You can choose to invest the money in your TAXCAP account among sixteen of the seventeen investment alternatives described below. Investment earnings or dividends will be reinvested in the options you have chosen and included in your account balance. You can invest your account in any whole percentage combination. Investment mixes must total 100 percent.

NOTE: You may not make any new investments in the Transitional Agilent
      Technologies Stock Fund.

FOR EXAMPLE: You can choose to invest 25 percent in each of four different options or you can choose to invest 10 percent in each of ten different options.

After the end of each pay period, your contributions are invested as you choose. In the following paragraphs, the options are described.

   INSTITUTIONAL MONEY MARKET FUND - The Institutional Money Market Fund is a unitized trust fund at the Fidelity Management Trust Company. Its assets are invested in the Fidelity Institutional Money Market Fund, which seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. While the Fund seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Fund is not insured or guaranteed by the U.S. government. The Fund's yield will fluctuate. Institutional Money Market Fund is a conservative, relatively low-risk investment.

   FIDELITY INTERMEDIATE BOND FUND - The Fidelity Intermediate Bond Fund seeks a high level of current income by investing primarily in high and medium grade fixed income obligations. These fixed income obligations include corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The Fund's dollar-weighted average portfolio maturity ranges between three and ten years. The Fund's share price, yield and return will fluctuate.

   PIMCO TOTAL RETURN FUND (INSTITUTIONAL SHARES) - The PIMCO Total Return Fund (Institutional Shares) seeks total return consistent with the preservation of capital. The Fund invests at least 65 percent of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20 percent of assets in foreign denominated securities. While portfolio duration generally ranges three to six years, investments may include short and long maturity bonds.

   DOMINI SOCIAL EQUITY FUND - The Domini Social Equity Fund seeks investment results that correspond to the total return performance of the Domini Social Index, which is comprised of approximately 400 companies that meet certain social criteria. The Fund invests at least 80 percent of assets in stocks in the index and includes companies of positive records in community involvement, the environment, employee relations and hiring practices. The index also includes about 150 companies not included in the S&P 500.

   FIDELITY CONTRAFUND - The Fidelity Contrafund seeks capital appreciation by investing in common stocks and convertible securities of companies that are believed to be undervalued or out of favor with the investing public, and that may have favorable long-term outlooks because of termination of unprofitable operations; changes in management, industry, or products; or a possible merger or acquisition. The Fund may invest in foreign securities, and up to 5 percent of assets may be invested in lower-quality debt obligations. The Fund's share price and return will fluctuate.

   FIDELITY GROWTH AND INCOME PORTFOLIO - The Fidelity Growth and Income Portfolio seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. It invests primarily in the securities of companies with the potential for growth of earnings while paying current dividends. Consistent with the objective, the Portfolio's manager will generally sell securities of companies for which dividends fall to a level lower than the yield of the S&P 500. The Fund's share price, yield and return will fluctuate.

   FIDELITY MAGELLAN FUND - The Fidelity Magellan Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Up to 20 percent of assets may be invested in debt securities of all types and qualities. There are no limitations placed on total foreign investments, but no more than 40 percent of assets may be invested in companies operating exclusively in one foreign country.

   HARBOR CAPITAL APPRECIATION FUND - The Harbor Capital Appreciation Fund seeks long-term growth of capital by investing in equity securities of established companies with above-average potential for growth. The Fund invests at least 65 percent of its assets in companies of market capitalization of at least $1 billion. The Fund may invest up to 20 percent of its assets in foreign securities. ICAP Equity Portfolio - The ICAP Equity Portfolio seeks total return of moderate risk and invests in domestic equities of market capitalization of at least $500 million. The Portfolio attempts to achieve a total return greater than the S&P 500 Index with an equal or lesser degree of risk. Investments are made based on corporate models which search for issuers possessing best relative value based on P/E projections and earnings momentum.

   VANGUARD INSTITUTIONAL INDEX PLUS SHARES FUND - The Vanguard Institutional Index Plus Shares Fund seeks investment results that correspond to the total return performance of the S&P 500 Index, which is comprised of common stocks. Dividend amounts will vary. The Fund's share price and return will fluctuate. Janus Aspen Series Worldwide Growth Portfolio - The Janus Aspen Series Worldwide Growth Portfolio seeks long-term growth of capital consistent with preservation of capital. The Portfolio invests primarily in foreign and domestic companies, and investments are usually spread across at least five countries and may use derivatives for hedging purposes as a means of enhancing returns. Fidelity Low-Priced Stock Fund - The Fidelity Low-Priced Stock Fund seeks capital appreciation by investing at least 65 percent of assets in equity securities that are priced at $35 per share or less. The issuing companies often have market capitalizations of less than $100 million. The low-priced stocks purchased are considered to be undervalued and out of favor with other investors yet offer the possibility of significant growth. The Fund reserves the right to invest, without limitation, in preferred stocks and investment-grade debt for temporary defensive purposes. A short-term trading fee of 1.5 percent of the value of the shares sold is charged if the shareholders sell shares held less than 90 days.

   SPARTAN EXTENDED MARKET INDEX FUND - The Spartan Extended Market Index Fund seeks investment results that correspond to the total return of stocks of mid- to small-capitalization United States companies. At least 80% of the fund's assets are invested in common stocks included in the Wilshire 4500 Index. The Wilshire 4500 Index includes the companies represented in the Wilshire 5000 Index less those in the S&P 500 Index. The Wilshire 5000 Index represents all U.S. headquartered companies that are publicly traded, and now includes 7,000 stocks. As a result, the fund offers exposure to approximately 6,500 small- and mid-sized companies. A short-term trading fee of 1.5 percent of the value of the shares sold is charged if the shareholders sell shares held less than 90 days.

   MAS MID CAP GROWTH PORTFOLIO -The MAS Mid Cap Growth Portfolio invests primarily in common stocks of small to mid-sized companies with market capitalizations between $500 million and $3 billion that are growing rapidly and that are expected to continue to grow. TAXCAP offers this fund's "institutional class" shares which have no sales load. Because of the small to mid-sized growth oriented nature of the companies that the fund invests in, the fund's market price will undoubtedly experience more volatility than the market in general.

   TEMPLETON FOREIGN FUND A - The Templeton Foreign Fund A seeks long-term capital growth by investing primarily in stocks of companies outside the United States. International investments can present the potential for expanded investment opportunities over domestic funds, significant growth potential, as well as an opportunity through diversification to reduce overall equity portfolio risk. Foreign investing can also involve special considerations, including currency fluctuations and political uncertainty. Share price and return will fluctuate.

   HEWLETT-PACKARD STOCK FUND - The Hewlett-Packard Stock Fund enables you to become a stockholder in the Company and to participate in HP's growth by investing almost exclusively in Hewlett-Packard Common Stock. Like a mutual fund, this option holds a small percentage of high-quality money market instruments providing the option with same day exchangeability without the three-day-settlement period normally associated with purchases and sales of common stocks. Unlike a mutual fund, this option is neither a managed nor diversified portfolio and is subject to both the normal external factors affecting the general level of stock prices and to specific factors affecting HP. As a TAXCAP participant investing in the Hewlett-Packard Stock Fund, you have the right to vote the full shares of stock represented by your TAXCAP account. Each year before the annual meeting, information will be mailed to you that will enable you to exercise your voting right.

   TRANSITIONAL AGILENT TECHNOLOGIES STOCK FUND - The Transitional Agilent Technologies Stock Fund established you as a stockholder in Agilent Technologies (if you were invested in the Hewlett-Packard Stock Fund at the time Agilent Technologies, Inc. legally separated from Hewlett-Packard Company) by investing almost exclusively in Agilent Technologies Common Stock. Like a mutual fund, this option holds a small percentage of high-quality money market instruments providing the option with same day exchangeability without the three-day-settlement period normally associated with purchases and sales of common stocks. Unlike a mutual fund, this option is neither a managed nor diversified portfolio and is subject to both the normal external factors affecting the general level of stock prices and to specific factors affecting Agilent Technologies. As a TAXCAP participant investing in the Transitional Agilent Technologies Stock Fund, you have the right to vote the full shares of stock represented by your TAXCAP account. Each year before the annual meeting, information will be mailed to you that will enable you to exercise your voting right. Note: The Company may terminate this investment option at some future date.

If you do not specify how your account is to be invested, the entire amount will automatically be invested in the Institutional Money Market Fund which is the most conservative investment.

Once you are enrolled in TAXCAP, you may change your investment mixes for future contributions in 1 percent increments as often as you feel necessary by logging on to NetBenefits or calling Fidelity at their Toll-free number (800) 457-4015.

NOTE: You are not able to invest your future TAXCAP contributions in, nor are you able to move your current account balances into, the Transitional Agilent Technologies Stock Fund.

FUND INFORMATION

To obtain your current account balances or performance and investment information about the funds offered in TAXCAP, log on to NetBenefits www.401k.com or call the Fidelity Toll-free automated phone line at (800) 457-4015, 24 hours a day, seven days a week. To access your account, you must have your Social Security number, and your Personal Identification Number (PIN) with Fidelity. To establish a Fidelity PIN, you will need to pass the security check by providing your Social Security number, your date of birth, and your employee number (eight digits--you must enter leading zeros). The fund codes are:


Institutional Money Market Fund                        1400
Fidelity Intermediate Bond Fund                        0032
PIMCO Total Return Fund (Institutional Shares)         9622
Domini Social Equity Fund                              3967
Fidelity Contrafund                                    0022
Fidelity Growth & Income Portfolio                     0027
Fidelity Magellan Fund                                 0021
Harbor Capital Appreciation Fund                       2171
ICAP Equity Portfolio                                  3603
Vanguard Institutional Index Plus Shares              20528
Janus Aspen Series Worldwide Growth Portfolio          2170
Fidelity Low-Priced Stock Fund                         0316
Spartan Extended Market Index Fund                     0398
MAS Mid Cap Growth Portfolio                           3586
Templeton Foreign Fund A                               9500
HP Stock Fund                                          8655
Transitional Agilent Technologies Stock Fund           6477

To exchange existing assets from one investment option to another or to redirect your future contributions to a different investment option, you can log on to NetBenefits www.401k.com or call Fidelity's Toll-free number at (800) 457-4015. Fidelity representatives are on duty Monday through Friday from 8:30 a.m. to 12:00 midnight, Eastern time. FIDELITY REPRESENTATIVES CAN ONLY GIVE INFORMATION ABOUT THE FUNDS AND LIMITED PLAN INFORMATION. THEY CANNOT PROVIDE FINANCIAL ADVICE.

If you have a hearing impairment, you can log on to NetBenefits at www.401k.com or call Fidelity Toll-free at (800) 835-5089 (if you have a TDD) to conduct account transactions or to get specific information about your TAXCAP account. A Fidelity representative will be available to answer your questions any business day from 8:30 a.m. to 12:00 midnight, Eastern time.

PARTICIPANT STATEMENTS

Participants can view and print monthly, quarterly or custom date statements online through the Fidelity NetBenefits Web site at www.401k.com. You may contact Fidelity to request paper copies.

The information provided includes:

         the beginning balance

         investment performance (gains or losses)

         investment elections (mixes)

         personal portfolio rate of return

         any fund exchange activities that you authorized for the quarter your contributions for the quarter

         loan information

         HP's matching contributions for the quarter

         the ending balance

HOW YOU VEST IN YOUR ACCOUNT

You are 100 percent vested in the value of all funds contributed to your account from the moment they are placed in your account. This includes your contributions, HP's matching contributions, rollover contributions, and gains or losses. The trustee holds the assets for your exclusive benefit and they cannot be used for any other purpose.

Being immediately 100 percent vested does not mean you have immediate access to the funds. Rather, it means that 100 percent of your account can be distributed if you leave HP or die.

WHEN PAYOUTS ARE MADE
---------------------

The primary purpose of TAXCAP is to help you meet your retirement goals. Therefore, your account value is only payable when you leave HP or die.
EXCEPTIONS: While you are still an HP employee, you can request an in-service hardship withdrawal. After you reach age 59 1/2, you can withdraw all or part of your account.

WHEN YOUR HP CAREER ENDS

The full value of your TAXCAP account is payable when you leave HP or die. If your account balance is greater than $5,000 and you do not request a distribution, your pay out is automatically deferred until you request a distribution, except that distribution of your account must be made (or begin) by April 1of the year following the year in which you turn 70 1/2, or if later, the year in which you retire. The distribution options you have are:

         lump sum amount in cash payable to you

         HP and/or Agilent stock and cash (stock only available for that portion of your account invested in the HP Stock Fund or Transitional Agilent Technologies Stock Fund) payable to you.

         a direct rollover from TAXCAP to a Fidelity Investments Individual Retirement Account (IRA)

         a direct rollover from TAXCAP to any other Individual Retirement Arrangement or another employer's qualified retirement plan

NOTE: Required distributions beginning at age 70 1/2 cannot be rolled over.

If you die, your beneficiary must request a distribution within one year from your date of death or distribution will be made automatically at the end of the one year period.

Once Fidelity receives notice of your termination you will then be able to request your distribution by calling Fidelity Investments at Toll-free (800) 457-4015 on business days between 8:30 a.m. and 12:00 midnight, Eastern Time, to speak with a Fidelity telephone representative. No distribution forms are needed.

At the time of termination, you will be directed to the Web site that contains information on how to complete the TAXCAP distribution process and includes a federally required Tax Notice.

Any benefit paid from TAXCAP will be based on the closing price of the New York Stock Exchange on the business day you call Fidelity for your distribution (if you call before 4:00 p.m. Eastern Time). If you call after 4:00 p.m. Eastern time, your distribution will be valued as of the close of the market on the following business day.

EXCEPTIONS:

         If you are an employee who had money transferred from the Avantek, AOT, EEsof, or CMS 401(k) plans to TAXCAP with the acquisition, you will be required to submit TAXCAP distribution forms including spousal consent. These forms may be found on the Web site provided to you at the time of your termination. The completed forms should be sent to TAXCAP Administration for processing.

         If you are a beneficiary of a deceased HP employee, distribution forms will be provided to you by the HR Services (HRS). Completed forms should be returned as instructed on the form. Once received, HRS will forward them to TAXCAP Administration for processing.

If you elect a direct rollover form of payment, no federal or state income tax withholding will apply to the amount directly rolled over. If you elect to have a portion of your TAXCAP account paid directly to you, that portion of the distribution plus any loan balance outstanding in your account will be subject to mandatory 20 percent federal income tax withholding and, where applicable, elective state income tax withholding. You can avoid the mandatory federal income tax withholding by electing to roll over 100 percent of your distribution through the direct rollover options.

If you elect to be paid in HP stock or Transitional Agilent Technologies stock for your investments in the HP Stock Fund or Transitional Agilent Technologies Stock Fund, you will receive a stock certificate for the equivalent number of whole shares. The remainder of your TAXCAP account after the stock shares are issued will be paid in cash. This distribution is subject to the mandatory 20 percent federal income tax withholding. However, income tax will be withheld only to the extent of your cash distribution.

If your account is $5,000 or less and you do not request a distribution, your account will be distributed in cash with taxes withheld. Once a quarter, accounts of all terminated employees are reviewed. If your account balance is $5,000 or less, a letter will be sent to your home address as it appears on the Fidelity system informing you that your account will be distributed as a cash distribution unless you make an alternate election within 60 days. If no election is made, and your account does not exceed $5,000 after the 60 days, your account will be distributed in cash. If after the 60 days, your account balance exceeds $5,000, subject to tax withholding no automatic distribution will occur.

Your distribution must be made or begin by your "Required Beginning Date," which is April 1 of the year following the year in which you turn 70 1/2 or, if later, the year in which you retire.

If you have a loan outstanding at termination see Loan Outstanding at Termination in this section on page 181.

WHILE YOU ARE AN HP EMPLOYEE-AGE 59 1/2 AND HARDSHIP WITHDRAWALS

After you reach age 59 1/2, you may withdraw all or part of your account in TAXCAP. The minimum amount you can withdraw is $1,000, or if there is less in the account, the entire value of the account. The withdrawal will be subject to mandatory 20 percent federal income tax withholding unless it is directly rolled over. The withdrawal will not be subject to the 10 percent early withdrawal tax penalty.

Hardship withdrawals are available to participants who meet certain stringent Internal Revenue Service (IRS) requirements. The maximum withdrawal amount available is specified by IRS Regulations. The following financial needs qualify a participant for a TAXCAP hardship withdrawal:

         Unreimbursed medical expenses for you, your spouse or dependents.

         Purchase or construction of your principal residence (excluding mortgage payments).

         Payment of tuition and related educational fees for the next 12 months of post-secondary education for you, your spouse, your children, or dependents.

         Prevention of eviction from, or foreclosure on the mortgage on, your principal residence.

         Funeral expenses of a family member.

As a further requirement for applying for a hardship withdrawal, you must exhaust all other financial resources available to you. One of these resources is loans available through TAXCAP. You must have two TAXCAP loans outstanding prior to applying for a hardship withdrawal. If you are not eligible to apply for a loan, then you may apply for a hardship withdrawal directly.

As a condition of receiving your hardship withdrawal, the IRS requires that you stop contributing to TAXCAP and/or the Share Ownership Plan (SOP) until at least the beginning of the pay period following one year from the date of your hardship withdrawal. (Additonal information about SOP is available on the @hp portal.) The combined amount of your contributions into TAXCAP for the year you request a hardship withdrawal and the next calendar year will be limited to the next year's maximum employee pre-tax contribution limit as set by the IRS ($10,500 for calendar year 2001).

The minimum withdrawal amount is the lesser of $1,000 or all that is available. All hardship withdrawals are subject to mandatory 20 percent federal income tax withholding. Hardship withdrawals may be subject to a 10 percent early withdrawal tax penalty. There are exceptions to the 10 percent tax penalty so you should consult your accountant or tax advisor. Unless you direct how you want your account sold, withdrawals are funded through the sale of your TAXCAP investments beginning with the most conservative and progressing to the most aggressive investment fund.

To request a withdrawal, call Fidelity Toll-free at (800) 457-4015 for your maximum available withdrawal amount and an application. Fill out the required information and mail the application to:

         Hewlett-Packard Company
         TAXCAP Administration MS 20BAX
         3000 Hanover Street
         Palo Alto, California, 94304

In-service withdrawal requests are processed each business day by Fidelity, and checks are issued from Fidelity generally within seven business days after the application is received.

Special rules apply for in-service withdrawals for certain acquisition employees, (see Special Rules for Acquisition Employees in this section on page
182).

HOW YOU CAN BORROW FROM YOUR ACCOUNT
------------------------------------

While you are an active employee, regular full-time or regular part-time, you can borrow from your TAXCAP account. You cannot borrow from your account if you are on a medical, military, personal, or Family and Medical Leave Act leave of absence, or receiving benefits under the Income Protection Plan. Upon returning from a leave of absence, once the employee database systems have been updated, you will be eligible for a loan.

The maximum loan amount available is 50 percent of the account balance (including outstanding loan amounts) on the date of valuation less any loan balance outstanding. The total of all loans is limited to $50,000 minus the highest loan balance outstanding during the prior 12-month period. Loans are subject to a $1,000 minimum. No more than two loans can be outstanding at any time.

This chart shows the maximum outstanding loan amount you may have at any one time.


If your TAXCAP account balance is...   The maximum/outstanding loan amount is...
------------------------------------   -----------------------------------------

        $2,000 - $100,000                    50 percent of account balance
            $100,000+                                   $50,000

You may initiate a loan, through the Fidelity NetBenefits Web site at www.401k.com or by calling Fidelity at Toll-free (800) 457-4015. Once you have provided the proper security information, you will be guided through the steps of the loan process and informed of any restrictions that may apply (maximum allowable loan amount, etc.).

Your eligibility for a loan is based on your account value as of the date you contact Fidelity to request a loan.

Once the details of the loan transaction have been agreed to and confirmed, a TAXCAP Loan Agreement and Promissory Note will be mailed to your home address on file at Fidelity. Upon receipt of the TAXCAP Loan Agreement and Promissory Note, you must review the information to make sure everything is correct. The loan amount will be liquidated from your account on the same day that you contact Fidelity (if the loan is processed at Fidelity before 4:00 p.m. Eastern time). Your loan check will automatically be generated from Fidelity and mailed to your home address on file. There is endorsement disclosure information on the back of the loan check informing you that by endorsing the loan check, you have entered a legally binding contract with TAXCAP, and that you have agreed to all the terms and conditions under the loan provisions in the Hewlett-Packard Company Tax Saving Capital Accumulation Plan. If the terms in the TAXCAP Loan Agreement and Promissory Note are not correct, do not sign, cash or deposit your loan check. Call a Fidelity plan representative immediately Toll-free at (800) 457-4015.

Special rules apply for loans for certain acquisition employees (see Special Rules for Acquisition Employees in this section on page 182).

HOW YOUR LOAN IS FUNDED

Unless you direct how you want your account sold, your loan will be funded through the sale of your TAXCAP investments in the following order:

         Institutional Money Market Fund
         Fidelity Intermediate Bond Fund
         PIMCO Total Return Fund (Institutional Shares)
         Domini Social Equity Fund
         Fidelity Contrafund
         Fidelity Growth & Income Portfolio
         Fidelity Magellan Fund
         Harbor Capital Appreciation Fund
         ICAP Equity Portfolio
         Vanguard Institutional Index Plus Shares Fund
         Janus Aspen Series Worldwide Growth Portfolio
         Fidelity Low-Priced Stock Fund
         MAS Mid Cap Growth Portfolio
         Spartan Extended Market Index Fund
         Templeton Foreign Fund A
         Hewlett-Packard Stock Fund
         Transitional Agilent Technologies Stock Fund

FOR EXAMPLE: You have a total of $30,000 in TAXCAP investments. You have $10,000 in the Institutional Money Market Fund, $10,000 in the Intermediate Bond Fund and $10,000 in the Magellan Fund. If you want to take a $15,000 loan, $10,000 will come from your Institutional Money Market Fund and the remaining $5,000 will come from your Intermediate Bond Fund, unless you direct Fidelity to sell your account in a different order.

HOW YOU REPAY YOUR LOAN

You repay your loan through automatic, irrevocable payroll deductions. You can choose to repay the loan over one, two, three, or four years. TAXCAP loan interest rates are determined by the prime rate on the last business day of the month preceding the loan request plus 1/2 percent. The loan interest rate may change monthly. TAXCAP loans are amortized on a semi-monthly basis. Amounts repaid are reinvested semi-monthly based on your investment elections (mixes) in effect at the time of reinvestment. Payroll deductions for your loan will begin approximately two weeks after receipt of the loan distribution check. Repayments, including interest paid, will be taken out of your paycheck each payday. Payroll deductions CANNOT be discontinued until the loan is fully repaid.

LOAN PREPAYMENT
---------------

If you wish, you may prepay the full amount of the outstanding principal and accrued interest without penalty. You cannot make partial prepayments except in the case of certain leaves of absence.

To initiate a prepayment, you can call Fidelity at Toll-free (800) 457-4015. Once you have provided the proper security information, the Fidelity representative will guide you through the steps of the prepayment process. The Fidelity representative will provide you with the prepayment amount and the terms of the prepayment transaction.

Once you have agreed to the terms of the prepayment, send a money order, cashier's check or HP Credit Union teller check--payable to "Fidelity Investments Institutional Operations Company" to:

         Fidelity Investments
         Client Service Operations
         P.O. Box 9029
         Boston, MA 02205-9029

The prepayment will be invested according to your investment elections (mixes) on file at the time of repayment to the TAXCAP trust fund.

LOAN REPAYMENT WHILE ON LEAVE OF ABSENCE
----------------------------------------

If you have a TAXCAP loan outstanding and you are receiving a disability benefit (medical leave only) your loan repayment will be taken from your disability benefit and any FTO pay you receive from HP.

If you have a TAXCAP loan outstanding and you are on an unpaid leave of absence, your loan repayment will be suspended. When you return from the leave of absence, your loan payroll deductions will resume. The Internal Revenue Code and Internal Revenue Service (IRS) regulations do not permit a TAXCAP loan to be extended beyond the 60th month from the date the loan was taken. If the 60th month is reached while you are on a:

         medical leave of absence (also during the Family and Medical Leave Act
         (FMLA) entitlement period for one's own illness), your outstanding loan amount and accrued interest will be considered a taxable distribution to you in that year. You will be taxed on the outstanding loan amount and the accrued interest owed on the loan as ordinary income.

         personal leave of absence (also during the FMLA entitlement period for reasons other than one's own illness) or military leave, your outstanding loan amount will be considered a taxable distribution to you in that year. You will be taxed on the outstanding loan amount and the accrued interest owed on the loan as ordinary income. You may also have to pay a 10 percent penalty.

YOU CAN PREPAY THE LOAN IN FULL PRIOR TO THE 60TH MONTH AND AVOID TAXATION IN THAT YEAR.

If you desire to make your loan payments during a personal leave of absence, the loan repayment procedure is as follows. You can initiate the process by calling TAXCAP Administration. They will determine the amount and timing of the repayment. You will be requested to forward your money order, cashier's check or HP Credit Union teller check made payable to Fidelity Investments. You will be given instructions on the rest of the process during the call. If applicable, you will resume payroll deductions upon returning to work. Repayments will be invested according to your investment election (mixes) on file at the time of repayment to the TAXCAP trust fund.

LOAN OUTSTANDING AT TERMINATION OF EMPLOYMENT
---------------------------------------------

If you leave HP and request a distribution while a loan is outstanding, the amount you owe will be subtracted from the payout of your TAXCAP account. For income tax purposes, HP will report the amount you owe on your loan as part of the total payout you received from the Plan. Therefore, the entire amount distributed from the Plan--including the outstanding loan amount and interest due--is taxable income and subject to 20 percent mandatory federal income tax withholding unless the part of your account actually distributed from TAXCAP is subject to a direct rollover. You can defer taxation on your loan amount by rolling over this amount to an Individual Retirement Arrangement (IRA) or a qualified plan within 60 days of the distribution.

Once a quarter, accounts of terminated employees are reviewed. Terminated participants who have a TAXCAP loan outstanding will be sent a letter to their address on file at Fidelity to notify them that the outstanding loan balance will be defaulted to a taxable distribution unless the loan is repaid in full within 60 days.

SPECIAL RULES FOR ACQUISITION EMPLOYEES
---------------------------------------

If you were formerly employed by Avantek, AOT, EEsof, or Colorado Memory Systems
(CMS) and had money transferred from the Avantek, AOT, EEsof or CMS plan to TAXCAP, there are special TAXCAP rules described in this section that apply to you. In addition to cash or HP stock distributions upon termination of employment, you may also receive your distribution in installments or various annuity forms of benefit--single life, joint and survivor or term certain annuities. Former EEsof and Convex plan participants may also elect an in-service withdrawal of any money formerly attributed to a rollover account in the EEsof and Convex plans.

Upon termination of employment, you will need spousal consent to receive your distribution in any form other than a joint and survivor annuity. You will also need spousal consent to receive in-service withdrawals (at age 59 1/2, for hardship, or for a rollover account) as well as for loans.

Loan requests for acquisition employees will be processed through TAXCAP Administration on a daily basis. Acquisition employees can initiate a loan through the Fidelity NetBenefits Web site at www.401k.com or by calling Fidelity at Toll-Free at (800) 457-4015. Fidelity will mail the application to the home address on file. You will need to check the appropriate marital status on the application, sign the application, and, if you are married, have your spouse sign the consent for the withdrawal and have the spousal consent form witnessed by a notary public. The completed forms need to be mailed to TAXCAP Administration at Corporate Offices for processing. TAXCAP Administration will review the application for accuracy and release the loan for processing by Fidelity. Fidelity will issue the loan check after the loan application has been approved and released by TAXCAP Administration.

The rules regarding beneficiary designations described in the section Your Beneficiary on page 174 will apply to you. In addition, if you name someone other than your spouse as beneficiary before the plan year in which you turn age 35, you must complete a new beneficiary form in the plan year you turn age 35 or your spouse will automatically become your beneficiary.

Special claim forms for former Avantek, AOT, EEsof, and CMS plan participants have been prepared and will be provided to you as needed. These forms will reflect the special rules described in this section.

HOW TO MAKE CHANGES OR RECEIVE YOUR MONEY
-----------------------------------------

This chart provides a brief summary of how to change the way you are participating in TAXCAP and to receive money from your account. For additional information, visit the TAXCAP Web site at: http://www.401k.retirement.hp.com/.


        If You Want To...                                   You Need To...
        -----------------                                   --------------

Enroll in the Plan if you declined            Log on to the Fidelity NetBenefits
participation when you were hired.            Web site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015. You must enter
                                              your desired TAXCAP contribution
                                              rate and specify the investment
                                              mix you want in whole percent
                                              increments. Investment mixes must
                                              total 100 percent. Upon
                                              enrollment, it is your
                                              responsibility to complete the
                                              TAXCAP Beneficiary Designation
                                              Form, OFIS Form No. 0070) and
                                              submit it as instructed on the
                                              form.

Change your contribution rate.                Log on to the Fidelity NetBenefits
                                              Web site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800)457-4015.

Stop making contributions into TAXCAP         Log on to the Fidelity NetBenefits
(that is, change the percentage to zero).     Web site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015 to change your
                                              TAXCAP contribution to 0 percent.
                                              Your contribution will stop as of
                                              the first possible pay period
                                              after you submit the change.

Resume making contributions to TAXCAP         Log on to the Fidelity NetBenefits
(re-enroll) after you have stopped.           Web site www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015. Your contribution
                                              will resume as of the first
                                              possible pay period after you
                                              submit the change.

Resume making contributions after a period    Take no action. Your contributions
of suspension due to a formal leave of        will resume automatically at the
absence.                                      previous percentage when you
                                              return. If you wish to change your
                                              percentage or cease  contributions
                                              entirely, log on to the Fidelity
                                              NetBenefits Web site at
                                              www.401k.com or call Fidelity
                                              Investments Toll-free at (800)
                                              457-4015.

Change your beneficiaries.                    Complete a new TAXCAP Beneficiary
                                              Form. If you are married and your
                                              spouse is not named as your sole
                                              beneficiary, your TAXCAP account
                                              will be distributed to your spouse
                                              upon your death unless the spousal
                                              consent section on the beneficiary
                                              form is completed. The change in
                                              beneficiary will be effective when
                                              the completed beneficiary form is
                                              received by HP.

                                      -30-


Change the investment mix of your current     Log on to Fidelity NetBenefits Web
contributions.                                site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015.

Transfer assets between the various           Log on to Fidelity NetBenefits Web
investment alternatives.                      site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015.

Apply for a withdrawal at age 59.*            Log on to Fidelity NetBenefits Web
                                              site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015 to initiate the
                                              transaction.

Apply for a hardship withdrawal.*             Log on to Fidelity NetBenefits Web
                                              site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015 to obtain an
                                              application. Once Fidelity mails
                                              you the application, sign it and
                                              send it to: TAXCAP Administration,
                                              3000 Hanover Street, MS 20BAX,
                                              Palo Alto, CA 94304.

Apply for a loan.*                            Log on to Fidelity NetBenefits Web
                                              site at www.401k.com or call
                                              Fidelity Investments Toll-free at
                                              (800) 457-4015 to initiate a loan
                                              Once you have agreed to the terms
                                              of your loan, your account will be
                                              liquidated for the loan amount.
                                              The TAXCAP Loan Agreement and
                                              Promissory Note and loan check
                                              will be mailed to you.

Elect payout options.**                       To receive payment of your TAXCAP
                                              account balance, call Fidelity
                                              Investments Toll-free at (800)
                                              457-4015 to speak to a Fidelity
                                              Representative. You will be
                                              permitted to request a payout of
                                              your account balance once Fidelity
                                              has received notice of your
                                              termination.

     * Special rules for certain acquisition employees apply here (see Special Rules for Acquisition Employees on page 182 for details).
     ** Special rules for certain acquisition employees apply here (see Special
        Rules for Acquisition Employees on page 182 for details).

HOW TO CLAIM BENEFITS
---------------------

To receive payment of your TAXCAP account balance, follow the procedures under When Payouts are Made in this section on page 178.

If information provided by you results in incorrect benefit amounts (whether the information is false, wrong or incomplete), the benefit amount will be adjusted. If TAXCAP pays a larger benefit amount than it should have, the overpayment will be payable to the Plan.

If a Qualified Domestic Relations Order has required TAXCAP to set aside a portion of your account for payment to your ex-spouse or children, you will have no rights to that portion of the value of your account. If TAXCAP determines that a person who is to receive benefits has become unable to handle them properly, HP may make any reasonable arrangement to distribute the benefits on the person's behalf.

IF A CLAIM IS DENIED
--------------------

If all or part of a claim is denied, HP will notify the claimant (you or your beneficiary) in writing, within 90 days after the claim is received. This notice will explain:

         Why the claim was denied and the specific Plan provisions on which the denial is based.

         What additional information is needed and why.

         How to appeal the denial.

         The Plan's review procedure.

If you or your beneficiary do not receive this notice within 90 days after HP receives the claim, you or your beneficiary can consider the claim denied. To appeal a claim denial, use the procedure described in the next section.

HOW TO APPEAL A DENIED CLAIM

You or your beneficiary can appeal a denied claim by submitting a written request for the appeal to the Plan's Review Panel. You or your beneficiary must make the request within 60 days after the date of the denial. If you or your beneficiary do not receive a written denial, you must make the request within 150 days after the date you first filed the claim.

Send the written request to:

         Review Panel Under the Hewlett-Packard Company
         Tax Saving Capital Accumulation Plan
         3000 Hanover Street, 20BAX
         Palo Alto, CA 94304

The request must explain why you or your beneficiary believe an appeal is in order and it must include supporting facts and any other pertinent information. HP will let you or your beneficiary review any pertinent documents which legally can be disclosed in preparing the request.

The Review Panel will act upon the request within 60 days after receiving it. The Panel may ask for additional time, but a decision, in writing, will be given within 120 days after the date of the written request for appeal. You or your beneficiary will receive a written explanation of the reasons for the Panel's decision. If you or your beneficiary do not receive notice of the Panel's decision by the end of the 120-day period, you may consider the appeal denied.

If the Panel decides that benefits should have been paid, HP will take whatever action is necessary to pay them as soon as possible after receiving notice of the Panel's decision.

YOU CANNOT ASSIGN BENEFITS

No action can be taken to assign your interest in the Plan or your account to anyone other than yourself. However, a domestic relations order that divides your benefits under this Plan will be allowed if it is a Qualified Domestic Relations Order as defined by law and approved by HP.

HOW YOU CAN MAKE ROLLOVER CONTRIBUTIONS
---------------------------------------

If you are a regular full-time or regular part-time employee, you may be able to make a rollover contribution to the Plan. You may do this as described in this section if the check is made payable to you. You may also make a direct rollover, as prescribed by law, into TAXCAP if the check is made payable to "Fidelity Investments Institutional Operations Company as trustee of TAXCAP" and mailed to:

         Fidelity Investments
         Client Service Operations
         P.O. Box 9029
         Boston, MA 02205-9029

A rollover contribution is a contribution you make to the Plan with the funds distributed to you from another qualified retirement plan in order to preserve the tax deferred status of the money. A rollover contribution will be allowed if HP decides that all IRS requirements have been met.

There are two situations when you may make a rollover contribution to TAXCAP with a payout from a qualified retirement plan from a previous employer:

         You are still in possession of the payout made payable to you and less than 60 days have elapsed since the date the payout was received by you.

         You originally rolled the payout into a separate rollover or conduit
         IRA.

The TAXCAP Rollover Contribution Form, OFIS Form No. 5032 is available on the @hp portal.

IF YOU LEAVE AND ARE REHIRED

If you leave HP and are rehired, you will be automatically enrolled in TAXCAP on your rehire date unless you decline participation by electing a zero contribution rate. If you do not specify how your account is to be invested, the entire amount will automatically be invested in the Institutional Money Market Fund, which is the most conservative investment.

Under no circumstances will you receive a payout while on any HP payroll. Payment cannot be made until you leave HP or die.

WHAT CIRCUMSTANCES CAN AFFECT YOUR BENEFITS
-------------------------------------------

When Your Participation Is Automatically Suspended

Your participation in TAXCAP is automatically suspended while you are on:

         A leave of absence without pay

         A non-U.S. Hewlett-Packard payroll

         The HP Income Protection Plan after 90 days of disability. (The suspension will start with the pay period beginning after the 90th day.)

During this time, you cannot make contributions and HP will not make any matching contributions to your account. Your account will continue to share in the performance of the investment alternatives you have selected. Your contributions will automatically resume when you return to active employment status from a leave without pay or a disability leave. If you return to the U.S. payroll, from a non-U.S. payroll, you will be automatically re-enrolled in TAXCAP at the 3 percent rate on your date of transfer unless you decline participation by electing a zero contribution rate (see When You May Enroll In The Plan in this section on page 174).

Upon returning to employment from "military service" as defined in the Uniformed Services Employment and Reemployment Rights Act (USERRA), you have the right to make contributions into TAXCAP for the period of your unpaid military leave of absence. If you elect to make such contributions, HP will also make a company match. The amount of your contributions and company match will be as allowed by TAXCAP and USERRA. If you wish to make such contributions, contact TAXCAP Administration.

HOW YOUR CONTRIBUTIONS AND HP'S CONTRIBUTIONS MAY BE LIMITED

The Internal Revenue Code places a combined limit on the amount you may contribute to TAXCAP and all other 401(k) plans during a calendar year. For calendar year 2001, this limit is $10,500 for all 401(k) plans combined. This limit does not include HP's matching contributions.

In addition, the IRS requires the Plan to pass special tests called non-discrimination tests designed to ensure a fair mix of participant contributions and HP's contributions among employees at all income levels. In order to ensure that the plan satisfies these tests, it may be necessary to reduce the contribution rate of higher-paid participants from time to time or to limit HP's contributions to higher paid participants. If so, the percentage of pay that those participants may contribute may be reduced below 20 percent. You will be notified if you are affected by this test.

TAXCAP contributions may only be taken from the first $170,000 of covered compensation (generally, wages or salary, commissions and shift differential) in the pay year January 2001 through December 31, 2001. This limitation will be periodically adjusted for cost of living by the Secretary of the Treasury.

TAXCAP PARTICIPATION DOES NOT AFFECT YOUR OTHER HP BENEFITS

Although participating in TAXCAP reduces your taxable pay, it does not affect your Social Security or other pay-related HP benefits, nor will participation affect future pay increases.

CHANGING OR ENDING THE PLAN

Although HP expects to continue the Plan indefinitely, HP reserves the right to amend or terminate the Plan at any time. No amendment of the Plan will reduce the benefits that any participant has accumulated before the date the amendment is effective.

The assets of the trust fund exist to provide benefits under the Plan and to pay reasonable expenses of administering the Plan. No amendment may divert any part of the assets for other purposes.

If the Plan is terminated, each participant retains a 100 percent vested non-forfeitable right in his or her Plan accounts. No part of the trust funds will revert to HP.

Under present law, the Pension Benefit Guaranty Corporation does not insure the adequacy of trusts such as TAXCAP. Therefore, benefits under TAXCAP are not insured.

This Plan is subject to Internal Revenue Service approval under the Internal Revenue Code. The Plan and this book are subject to any changes required by the Internal Revenue Service to meet applicable federal rules and regulations.

INCOME TAX WITHHOLDING

The Unemployment Compensation Amendments of 1992, impose a mandatory 20 percent federal tax withholding rate on distributions that are not directly and immediately rolled over to an individual retirement account or individual retirement annuity (both referred to as IRAs) or to another qualified retirement plan.

If you request that any portion of your TAXCAP account balance be paid directly to you, 20 percent of that distribution will automatically be withheld for federal income taxes. In general, this applies to most distributions, e.g., a distribution upon termination from HP, a withdrawal at or after age 59 1/2 or a hardship withdrawal-but not a TAXCAP loan.

The Company will make available to you a statement entitled TAXCAP Special Tax Notice Regarding Plan Payments whenever you make a withdrawal from the Plan. This statement will give you general information about taxation of your benefits at the time your benefits are payable.

Special rules apply for payments made to individuals who live outside the U.S.

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HOW THE PLAN IS FUNDED
----------------------

HP makes its contributions to the Plan's trust fund based on the amount contributed by Plan participants. Assets in this trust are invested according to the directions of the Plan participants within the guidelines established by HP.

All the money in this trust is used exclusively for providing Plan benefits to eligible employees and beneficiaries and for paying the cost of administering the Plan.

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                        CONSENT OF INDEPENDENT ACCOUNTS



     We consent to the incorporation by reference in the Registration Statement on Form S-8 (No 2-92331) of Hewlett-Packard Company of our report dated May 11, 2001, with respect to the financial statements and schedule of the Hewlett-Packard Company Tax Savings Capital Accumulation Plan included in this Annual Report on Form 11-K.


                                       /s/  MOHLER, NIXON & WILLIAMS
                                       -----------------------------
                                       MOHLER, NIXON & WILLIAMS
                                       Accountancy Corporation
                                       Campbell, California
                                       June 26, 2001

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